Exhibit (12)

POTLATCH CORPORATION

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	2010	2009	2008	2007	2006
Earnings from continuing operations before income taxes	$44,871	$64,783	$47,742	$56,911	$79,473
Add:
Interest expense	26,070	20,778	20,789	17,673	16,081
Rental expense factor [1]	651	631	749	677	645
Discount and loan expense amortization	1,836	1,214	649	631	618

Earnings available for fixed charges	$73,428	$87,406	$69,929	$75,892	$96,817

Fixed charges:
Interest expense	$26,070	$20,778	$20,789	$17,673	$16,081
Capitalized interest	—	—	—	—	—
Rental expense factor[1]	651	631	749	677	645
Discount and loan expense amortization	1,836	1,214	649	631	618

Total fixed charges	$28,557	$22,623	$22,187	$18,981	$17,344

Ratio of earnings to fixed charges	2.6	3.9	3.2	4.0	5.6

[1]	“Rental expense factor” is the portion of rental expense estimated to be representative of the interest factor within rental expense.

Certain 2006-2009 amounts have been reclassified to conform to the 2010 presentation.